Exhibit 99.12

Quantum eMotion announces the filing of a Patent for a

Quantum-operating Blockchain Wallet

Unhackable Protection for Cryptocurrency Wallets

MONTREAL, April 12th, 2023 – Quantum eMotion Corp. (“QeM” or the “Company”) (TSX-V: QNC; OTCMKTS: QNCCF; F: 34Q) today announced the recent patent application for a new method to operate a Blockchain Wallet that benefits from the protection provided by the QeM Quantum Random Number Generator (QRNG2).

A hardware wallet is a physical device used to securely store private keys to access and manage cryptocurrencies, such as Bitcoin or Ethereum. These devices are designed to keep private keys offline, which makes them less susceptible to hacks and cyber-attacks compared to software-based wallets that are connected to the internet.

The market for hardware wallets has grown significantly in recent years due to the increasing demand for secure cryptocurrency storage solutions. According to a recent report by Markets and Markets, the global hardware wallet market is expected to grow from $1.0 billion in 2020 to $1.9 billion by 2025, at a compound annual growth rate (CAGR) of 13.5% during the forecast period. The growth of the hardware wallet market can be attributed to several factors, including the continuous adoption of cryptocurrencies despite their recent public market volatility.

Although hardware wallets have been developed to increase the security of cryptocurrencies, they remain vulnerable to sophisticated cybercriminal activities and future quantum-computers attacks. Last year hackers stole a record $3.8 billion worth of cryptocurrency globally according to a blockchain analytics firm that tracks cybercrime. The future is even more menacing with the emergence of quantum computers that could break the encryption algorithms currently used to secure many online communications, including those used for financial transactions, government communications, and personal data storage.

Francis Bellido, CEO of Quantum eMotion, commented “We continue to deploy our patent-protected technology based on quantum electron tunneling in a multitude of applications. Our Quantum-protected Blockchain wallet will be the first application of the program funded by Mitacs in collaboration with Dr. Kaiwen Zhang at ETS (École de technologie supérieure, Montreal, Canada) for Blockchain applications of its QRNG technology. Our Quantum crypto-Wallet will eventually be considered one of the safest ways to store and manage cryptocurrencies, and they will become indispensable for anyone who wants to keep their digital assets highly secure.”

About QeM

The Company’s mission is to address the growing demand for affordable hardware security for connected devices. The patented solution for a Quantum Random Number Generator exploits the built-in unpredictability of quantum mechanics and promises to provide enhanced security for protecting high value assets and critical systems.

The Company intends to target the highly valued Financial Services, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Networks and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please contact:

Francis Bellido, Chief Executive Officer

Tel : 514.887.5469

Email: info@quantumemotion.com

Website: www. quantumemotion.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described in the Corporation’s periodic reports including the annual report or in the filings made by Quantum from time to time with securities regulatory authorities.